UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 4 January 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X            Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                 No X

Issued by Harmony Gold
Mining Company Limited

4 January 2012

For more details contact:

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Graham Briggs
Chief Executive Officer

+27 (0) 83 265 0274 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06
Fatality at Harmony’s Doornkop mine
Johannesburg. Wednesday, 4 January 2012. Harmony Gold Mining Company Limited
(Harmony) regrets to advise that an employee was fatally injured this morning following a mud rush accident at its Doornkop mine near Randfontein.

Investigations into the accident are underway.

Harmony’s Chief Executive, Graham Briggs and his management team, express their sincere condolences to the family of the deceased and those affected by the incident.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 4, 2012
Harmony Gold Mining Company Limited
By:     /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director